Bachoco Announces Cash Dividend

MEXICO CITY, April 28, 2011 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V. announced today that during the Company's Annual Shareholder Meeting, held on April 27, 2011 in Mexico City, the Board of Directors approved a cash dividend payment for 2011.

The cash dividend payment set by the Board amounts to Ps. 0.50 per share outstanding and Ps. 6.00 per ADS (equals to twelve shares).

The dividend will be paid in two equal installments of Ps. 0.25 per share equivalent to Ps. 3.00 per ADS on the following dates in 2011: May 18 and July 13.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs, swine and balanced feed. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

CONTACT:
Daniel Salazar, CFO
Claudia Cabrera, IR
inversionistas@bachoco.net
+52(461) 618 3555